                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ----------------------

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 15)


                   SHELTER PROPERTIES IV LIMITED PARTNERSHIP
                           (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)



                                PATRICK J. FOYE
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                  2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                          300 SOUTH GRAND, 34TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                            ----------------------

                           CALCULATION OF FILING FEE


-------------------------------------------------------------------------------
Transaction Valuation*     $17,824,407.53       Amount of Filing Fee: $3,564.88
-------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 28,549.2 units of limited partnership interest of the subject partnership for $624.34 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0- 11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid: $3,534.62        Filing Parties: AIMCO Properties, L.P.


Form or Registration No.: Schedule 14D-1    Date Filed: November 17, 1999



                         (Continued on following pages)



                               Page 1 of 4 Pages

                       AMENDMENT NO. 1 TO SCHEDULE 14D-1
                        AMENDMENT NO. 15 TO SCHEDULE 13D


                  This Statement (the "Statement") constitutes (a) Amendment No. 1 to the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's Litigation Settlement Offer to purchase units of limited partnership interest ("Units") of Shelter Properties IV Limited Partnership (the "Partnership"); and (b) Amendment No. 15 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on May 31, 1995, by SP IV Acquisition, L.L.C. ("SP IV") and Insignia Financial Group, Inc. ("Insignia"), as amended by (i) Amendment No. 1, filed with the Commission on June 13, 1995, SP IV and Insignia, (ii) Amendment No. 2, filed with the Commission on June 21, 1995, by SP IV and Insignia, (iii) Amendment No. 3, filed with the Commission on [__], by SP IV and Insignia, (iv) Amendment No. 4, filed with the Commission on November 22, 1995, by SP IV and Insignia, (v) Amendment No. 5, filed with the Commission on June 23, 1997, by SP IV, Market Ventures , L.L.C. ("Market Ventures"), Liquidity Assistance, L.L.C. ("Liquidity Assistance"), Insignia and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on July 21, 1998, by Cooper River Properties, L.L.C. ("Cooper River"), Insignia, Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on August 18, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (viii) Amendment No. 8, filed with the Commission on August 24, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas,
(ix) Amendment No. 9, filed with the Commission on September 24, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (x) Amendment No. 10, filed with the Commission on October 26, 1998, by Cooper River, IPLP, IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (xi) Amendment No. 11, filed with the Commission on June 2, 1999, by Cooper River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xii) Amendment No. 12, filed with the Commission on July 1, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xiii) Amendment No. 13, filed with the Commission on August 6, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO and (xiv) Amendment No. 14, filed with the Commission on November 17, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. Cooper River, AMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

(11)     MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(1) Litigation Settlement Offer, dated November 15, 1999 (Previously filed).
                  (a)(2)   Letter of Transmittal and related Instructions.
                  (a)(3) Letter, dated November 15, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).
                  (a)(4) Supplement to the Litigation Settlement Offer, dated December 16, 1999.
                  (b) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)
                  (c)      Not applicable.
                  (d)      Not applicable.
                  (e)      Not applicable.
                  (f)      Not applicable.
                  (z)(1) Agreement of Joint Filing, dated November 15 , 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, and Cooper River (Previously filed).


                               Page 2 of 4 Pages

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 16, 1999

                                         COOPER RIVER PROPERTIES, L.L.C.

                                         By: /s/ Patrick J. Foye
                                             --------------------------
                                              Executive Vice President

                                         AIMCO/IPT, INC.

                                         By: /s/ Patrick J. Foye
                                             --------------------------
                                              Executive Vice President

                                         INSIGNIA PROPERTIES, L.P.

                                         By:  AIMCO/IPT, INC.
                                              (General Partner)

                                         By: /s/ Patrick J. Foye
                                             --------------------------
                                              Executive Vice President

                                         AIMCO PROPERTIES, L.P.

                                         By: AIMCO-GP, INC.
                                              (General Partner)

                                         By: /s/ Patrick J. Foye
                                             --------------------------
                                              Executive Vice President

                                         AIMCO-GP, INC.

                                         By: /s/ Patrick J. Foye
                                             --------------------------
                                              Executive Vice President

                                         APARTMENT INVESTMENT
                                         AND MANAGEMENT COMPANY

                                         By: /s/ Patrick J. Foye
                                             --------------------------
                                              Executive Vice President



                               Page 3 of 4 Pages

                                 EXHIBIT INDEX

       EXHIBIT NO.         DESCRIPTION
       -----------         -----------
                  (a)(1)   Litigation Settlement Offer, dated November 15, 1999
                           (Previously filed).
                  (a)(2)   Letter of Transmittal and related Instructions.
                  (a)(3)   Letter, dated November 15, 1999, from AIMCO OP to
                           the Limited Partners of the Partnership (Previously
                           filed).
                  (a)(4)   Supplement to the Litigation Settlement Offer, dated
                           December 16, 1999.
                  (b)      Credit Agreement (Secured Revolving Credit
                           Facility), dated as of August 16, 1999, among AIMCO
                           Properties, L.P., Bank of America, Bank Boston,
                           N.A., and First Union National Bank. (Exhibit 10.1
                           to AIMCO's Current Report on Form 8-K, dated August
                           16, 1999, is incorporated herein by this reference.)
                  (c)      Not applicable.
                  (d)      Not applicable.
                  (e)      Not applicable.
                  (f)      Not applicable.
                  (z)(1)   Agreement of Joint Filing, dated November 15 , 1999,
                           among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP,
                           and Cooper River (Previously filed).


                               Page 4 of 4 Pages